Principal Financial Services, Inc. 711 High Street Des Moines, IA 50392 www.principal.com
March 25, 2025
Mr. Kamal Bhatia
Chief Executive Officer and President
Principal Exchange-Traded Funds
Principal Financial Group
Des Moines, IA 50392
Dear Mr. Bhatia:
Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Exchange -Traded Funds –	Purchase Amount	Shares Purchased
Principal Capital Appreciation Select ETF	$25.00	1
Each share of the Principal Exchange – Traded Funds has no par value and a price of $25.00 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.
PRINCIPAL FINANCIAL SERVICES, INC.
BY _/s/ George Djurasovic
George Djurasovic,
Vice President – Principal Asset Management
and General Counsel